Exhibit 99.4

TASEKO MINES LIMITED Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number
YELLOW
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Form of Proxy - Special Meeting to be held on May 10, 2016
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by the Board of Directors.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority to the proxyholder in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
9. Please vote your YELLOW proxy today. You do not need to submit the proxy sent to you by Raging River Capital GP LLC in its capacity as general partner of Raging River Capital LP (the “Dissident”). You may submit this YELLOW proxy even if you have already submitted the Dissident’s proxy. Fold
Proxies submitted must be received by 10:00 AM (Pacific Daylight Time) on May 6, 2016.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone To Vote Using the Internet To Vote by Fax
Call the number listed BELOW from a touch tone telephone.
Go to the following web site: www.investorvote.com
Complete, sign and date the reverse hereof.
1-866-732-VOTE (8683) Toll Free
Smartphone? Scan the QR code to vote now.
Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.
Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail or facsimile may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail, facsimile or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the three voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
0186ZG

Appointment of Proxyholder

I/We being holder(s) of Taseko Mines Limited hereby appoint: Russell E. Hallbauer, President and CEO of the Company, of failing him, Ronald W. Thiessen, Chairman of the Company, or failing him, Trevor Thomas, Secretary of the Company ("**Management Proxyholders**")

OR

Print the name of the person you are appointing if this person is someone other than the Management Proxyholders.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Taseko Mines Limited ("**Taseko**") to be held at the Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia V7L 0A7, on Tuesday, May 10, 2016 at 10:00 AM (Pacific Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF TASEKO INDICATED BY BOXES.

1. RESOLUTION TO REMOVE RUSS, RON AND BOB. A special resolution removing each of Russell Hallbauer, Ronald Thiessen and Robert Dickinson from Taseko's board of directors, or any directors that may be appointed as their successors.

For ☐ Against ☐

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2. RESOLUTION TO FIX THE BOARD AT NINE AND ELECT FOUR RAGING RIVER CAPITAL LP ("RRC") NOMINEES.

(a) If the Resolution to Remove Russ, Ron and Bob is passed, an ordinary resolution fixing the number of directors at nine (9);

For ☐ Against ☐

(b) and in connection with the foregoing 2(a), electing the four (4) RRC Nominees to Taseko's board of directors.

Nominee	For	Withhold
01 Mark Radzik	☐	☐
02 Henry Park	☐	☐
03 Randy Davenport	☐	☐
04 Paul Blythe	☐	☐

3. RESOLUTION TO FIX THE BOARD AT TWELVE AND ELECT FOUR RRC NOMINEES.

(a) If the Resolution to Remove Russ, Ron and Bob is not passed, an ordinary resolution fixing the number of directors at twelve (12);

For ☐ Against ☐

(b) and in connection with the foregoing 3(a), electing the four (4) RRC Nominees to Taseko's board of directors.

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Nominee	For	Withhold
01 Mark Radzik	☐	☐
02 Henry Park	☐	☐
03 Randy Davenport	☐	☐
04 Paul Blythe	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors of Taseko.**

Signature(s)

Date

MM / DD / YY

YELLOW

TKOQ 191180 AR1

01870J